SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE 13G
(Rule 13d-102)
Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c) and (d) and
Amendments Thereto Filed Pursuant to Rule 13d-2
Under the Securities Exchange Act of 1934
(Amendment No. _____)*
Agria Corporation

(Name of Issuer)
Ordinary Shares

(Title of Class of Securities)
G41088 108

(CUSIP Number)
December 31, 2007

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☑ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SIGNATURE
LIST OF EXHIBITS
Signature Page

CUSIP No.	G41088 108	Page	2	of	6

1	NAMES OF REPORTING PERSONS Dubai Investment Group L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United Arab Emirates

	5	SOLE VOTING POWER

NUMBER OF		6,600,000 ordinary shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,600,000 ordinary shares

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,600,000 ordinary shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	G41088 108	Page	3	of	6

1	NAMES OF REPORTING PERSONS Dubai Investment Group Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		6,600,000 ordinary shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,600,000 ordinary shares

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,600,000 ordinary shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	G41088 108	Page	4	of	6
Item 1(a).	Name of Issuer:

Agria Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Room 706, 7/F, Huantai Building No. 12A, South Street Zhongguancun Haidian District, Beijing 100081 People’s Republic of China

Item 2(a).	Name of Person Filing:

Dubai Investment Group L.L.C. Dubai Investment Group Limited

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Dubai Investment Group L.L.C. Level 38, Emirates Towers (Offices) P.O. Box 73311 Sheikh Zayed Road Dubai, United Arab Emirates

Dubai Investment Group Limited c/o Paget Brown & Company Limited 4th Floor, West Wing Building George Town Grand Cayman, Cayman Islands

Item 2(c).	Citizenship:

Dubai Investment Group L.L.C. — United Arab Emirates

Dubai Investment Group Limited — Cayman Islands

Item 2(d).	Title of Class of Securities:

Ordinary Shares

Item 2(e).	CUSIP Number:

G41088 108

Item 3.	Not Applicable

CUSIP No.	G41088 108	Page	5	of	6
Item 4.	Ownership:

The following information with respect to the ownership of the ordinary shares of the issuer by each of the reporting persons is provided as of December 31, 2007:

				Shared	Sole power to
			Sole power	power to	dispose or to	Shared power
	Amount		to vote or	vote or to	direct the	to dispose or to
	beneficially	Percent	direct the	direct	disposition	direct the
Reporting Person	owned:	of class:	vote:	the vote:	of:	disposition of:
Dubai Investment Group L.L.C.	6,600,000	5.2%	6,600,000	0	6,600,000	0
Dubai Investment Group Limited	6,600,000	5.2%	6,600,000	0	6,600,000	0
Dubai Investment Group L.L.C., a company incorporated in United Arab Emirates, holds 6,600,000 ordinary shares of the issuer. Dubai Investment Group Limited, as represented by Saud Ahmad Abdulrahman Ba’alawi, is the General Manager of Dubai Investment Group L.L.C. and has the authority, among other things, to acquire, purchase, subscribe for, sell, assign and/or transfer any shares owned by Dubai Investment Group L.L.C. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Dubai Investment Group Limited may be deemed to beneficially own all of the shares held by Dubai Investment Group L.L.C.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certification:

Not applicable

CUSIP No.	G41088 108	Page	6	of	6
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 14, 2008

Dubai Investment Group L.L.C.	By:
/s/ Saud Ahmad Abdulrahman Ba’alawi
	Name:	Saud Ahmad Abdulrahman Ba’alawi
	Title:	Authorized Signatory

Dubai Investment Group Limited	By:
/s/ Saud Ahmad Abdulrahman Ba’alawi
	Name:	Saud Ahmad Abdulrahman Ba’alawi
	Title:	Director

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement

EXHIBIT A: Joint Filing Agreement
     In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Ordinary Shares, par value $$0.0000001 per share, of Agria Corporation, a Cayman Islands exempted company, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.
[Remainder of this page has been left intentionally blank.]

Signature Page
     IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of February 14, 2008.

Dubai Investment Group L.L.C.	By:
/s/ Saud Ahmad Abdulrahman Ba’alawi
	Name:	Saud Ahmad Abdulrahman Ba’alawi
	Title:	Authorized Signatory

Dubai Investment Group Limited	By:
/s/ Saud Ahmad Abdulrahman Ba’alawi
	Name:	Saud Ahmad Abdulrahman Ba’alawi
	Title:	Director